Exhibit 12.1
Ratio of Earnings to Fixed Charges
Exhibit 12.1
Echostar DBS Corporation
Ratio of Earnings to Fixed Charges
(in thousands)

						For the Nine Months
						Ended September 30,
	For the Years Ended December 31,					(unaudited)

	2001	2002	2003	2004	2005	2005	2006

Income (loss) before taxes	$32,497	$127,832	$333,114	$310,478	$1,029,339	$847,109	$673,756
Interest expense (net of amounts capitalized)	192,900	338,883	407,030	433,364	305,265	226,491	303,299
Amortization of capitalized interest (estimate)	10,708	12,395	14,455	11,052	11,052	8,289	8,769
Interest component of rent expense(1)	700	904	1,515	2,110	2,328	1,343	1,333

Earnings before fixed charges	$236,805	$480,014	$756,114	$757,004	$1,347,984	$1,083,232	$987,157

Interest expense (net of amounts capitalized)	$192,900	$338,883	$407,030	$433,364	$305,265	$226,491	$303,299
Capitalized interest	—	23,876	8,428	—	—	—	—
Interest component of rent expense(1)	700	904	1,515	2,110	2,328	1,343	1,333

Total fixed charges	$193,600	$363,663	$416,973	$435,474	$307,593	$227,834	$304,632

Ratio of earnings to fixed charges	1.22	1.32	1.81	1.74	4.38	4.75	3.24

(1)	The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes during each respective period. The rates applied are approximately 9% for the years ended December 31, 2001 and 2003; 10% for the year ended December 31, 2002, and 7% for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2005 and 2006.